Exhibit 99.1

Press Release

GasLog Announces Availability of its Annual Report on Form 20-F
For the Year Ended December 31, 2014

MONACO – March 26, 2015 – GasLog Ltd. (GasLog) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, announced today that its Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (the “Annual Report”) has been filed with the U.S. Securities and Exchange Commission and can be accessed on the Company’s website, http://www.gaslogltd.com, in the “Investor Relations” section under “SEC Filings”.

Shareholders may also request a hard copy of the Annual Report, which includes the Company’s complete 2014 audited financial statements, free of charge by contacting Jamie Buckland at:

GasLog, London

Jamie Buckland

Phone: +44 203 388 3116

Email: ir@gaslogltd.com

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fully-owned fleet includes 22 LNG carriers (including 11 ships in operation, nine LNG carriers on order and two vessels GasLog recently agreed to acquire from Methane Services Limited, an affiliate of BG Group plc) and GasLog has six LNG carriers operating under its technical management for third parties. GasLog Partners LP, a master limited partnership formed by GasLog, owns a further five LNG carriers. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and shipping industry trends, the financial condition and liquidity of the Company, cash available for dividend payments, future capital expenditures and drydocking costs and newbuild vessels and expected delivery dates, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operation of LNG carriers; our ability to enter into time charters with our existing customers as well as new customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of volatile economic conditions and the differing pace of economic recovery in different regions of the world; future operating or financial results and future revenues and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our expectations relating to dividend payments and our ability to make such payments; our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; requirements imposed by classification societies; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation. A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed with the SEC on March 26, 2015. Copies of the Annual Report, as well as subsequent filings, are available online at http://www.sec.gov or on request from us. We do not undertake to update any forward-looking statements as a result of new information or future events or developments except as may be required by law.

Contacts:

Paul Wogan (CEO)

Phone: +377 9797 5120

Simon Crowe (CFO)

Phone: +377 9797 5115

Jamie Buckland (Investor Relations)

Phone: +44 203 388 3116